Filed by New Athletics, Inc. Pursuant to Rule 425
Under the Securities Act of 1933
And Deemed Filed Pursuant to Rule 14a-12
Under the Securities Exchange Act of 1934
Registration Statement on Form S-4
(File No. 333-126098)
Subject Company: Trikon Technologies, Inc.
Commission File No.: 000-26482

This filing contains a press release dated August 30, 2005 that relates to the proposed transaction pursuant to the terms of that certain Agreement and Plan of Merger, dated March 14, 2005, and amended as of June 23, 2005, by and among Trikon Technologies, Inc., Aviza Technology, Inc., New Athletics, Inc. (“Newco”), Baseball Acquisition Corp. I, a wholly owned subsidiary of Newco, and Baseball Acquisition Corp. II, a wholly owned subsidiary of Newco.

Company Contact:

Sherrie Gutierrez

Aviza Technology, Inc.

Corporate Marketing Manager

Phone: +1 (831) 439-6382

Fax:     +1 (831) 439-6223

sherrie.gutierrez@avizatechnology.com

AVIZA TECHNOLOGY, INC. ANNOUNCES FILING OF AMENDMENT NO. 1 TO THE REGISTRATION STATEMENT IN CONNECTION WITH THE PROPOSED CONSOLIDATION WITH

TRIKON TECHNOLOGIES, INC. THROUGH MERGER

SCOTTS VALLEY, Calif., August 30, 2005—Aviza Technology, Inc., a global supplier of production-proven thermal process and atomic layer deposition (ALD) systems, today announced that New Athletics, Inc. has filed with the Securities and Exchange Commission Amendment Number 1 to its registration statement on Form S-4 in connection with the proposed consolidation of Aviza and Trikon Technologies, Inc. through merger.  This amendment, filed on Friday, August 26, 2005 by New Athletics, is in response to the SEC’s initial review of the registration statement and is a normal part of the filing process.

“The management teams of both companies are focused on completing the merger and we look forward to operating as a combined company as soon as the regulatory and shareholder approvals are completed,” said Jerry Cutini, president and chief executive officer of Aviza Technology, Inc.

A copy of the written proxy statement/prospectus contained in the registration statement meeting the requirements of Section 10 of the Securities Act of 1933, as amended, may be obtained by writing to Aviza Technology, Inc., 440 Kings Village Road, Scotts Valley, California 95066, Attention:  Sherrie Gutierrez, Corporate Marketing Manager.

A registration statement relating to these securities has been filed with the Securities and Exchange Commission but has not yet become effective.  These securities may not be sold nor may offers to buy be accepted prior to the time the registration statement becomes effective.  This communication shall not constitute an offer to sell or the solicitation of an offer to buy nor shall there be any sale of these securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to the registration or qualification under the securities laws of any such jurisdiction.

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Safe Harbor Statement

This press release contains forward-looking statements that reflect management’s current expectations regarding future events and the completion of the consolidation by merger with Trikon, including, but not limited to, the statements made by Jerry Cutini.  Many factors could cause actual results to differ materially from those projected in these forward-looking statements, including, but not limited to:  whether the conditions to the transaction are satisfied, the possibility that the transaction will not close, whether Aviza and Trikon will be able to integrate their businesses successfully and achieve anticipated synergies, variability of the revenues and financial performance of Aviza, Trikon and the new company, risks associated with product development and technological changes, the acceptance of Aviza’s, Trikon’s and the new company’s products in the marketplace by existing and potential future customers, disruption of operations or increases in expenses caused by civil or political unrest or other catastrophic events, general economic conditions and conditions in the semiconductor industry in particular, the continued employment of key personnel and risks associated with competition.  Some of these factors and other important factors are detailed in various Securities and Exchange Commission filings made by New Athletics in its Registration Statement on Form S-4, as amended, and by Trikon, particularly in its latest Annual Report on Form 10-K and its subsequent Quarterly Reports on Form 10-Q, copies of which are available from Trikon without charge or online through Trikon’s web site at http://www.trikon.com.  Please review these filings and do not place undue reliance on these forward-looking statements.

Additional Information and Where to Find It

New Athletics has filed with the Securities and Exchange Commission a registration statement (File No. 333-126098) and other relevant documents in connection with the proposed merger transaction involving Aviza and Trikon.  Investors and security holders of Trikon are urged to read the proxy statement/prospectus that is contained in the registration statement and the other relevant documents because they contain important information about New Athletics, Aviza and Trikon and the proposed merger transaction.  Investors and security holders of Trikon may obtain free copies of the proxy statement/prospectus and the other relevant documents filed with the Securities and Exchange Commission at the Securities and Exchange Commission’s website at http://www.sec.gov and may also obtain free copies of the proxy statement/prospectus by writing to Trikon Technologies, Inc., Ringland Way, Newport, South Wales NP18 2TA, United Kingdom, Attention: Investor Relations.  Information regarding the identity of persons who may, under the Securities and Exchange Commission’s rules, be deemed to be participants in the solicitation of stockholders of Trikon in connection with the proposed merger transaction, and their interests in the solicitation, will be set forth in the proxy statement/prospectus that will be filed by Trikon with the Securities and Exchange Commission and are contained in the registration statement that has been filed by New Athletics with the Securities and Exchange Commission.

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